Mail Stop 4561

March 14, 2008

Mr. Steven A. Museles
Chief Legal Officer and Corporate Secretary
CapitalSource, Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815

      Re: CapitalSource, Inc.
                Schedule 14A
                Filed March 5, 2008
                File No. 1-31753

Dear Mr. Museles:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We refer to Proposal 3 requesting the approval of a charter amendment to increase your authorized number of shares of common stock. We note the disclosure indicating that you have reserved shares for a proposed acquisition transaction as well as the Form S-4 filed on July 13, 2007 in connection with your acquisition of TierOne Corporation for consideration of stock and cash. Please tell us whether you currently have sufficient authorized and unissued shares to complete the acquisition of TierOne Corporation, or the proposed acquisition transaction referenced on page 11 of your proxy statement if it is a different transaction, without an increase in your authorized shares. Alternatively, revise your proxy statement to provide the information required by Item 14 of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 if you have any questions.

Sincerely,

Karen J. Garnett
Assistant Director